Exhibit 12.1

SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income tax expense and equity in earnings of an investee	$105,867	$92,662	$65,896	$68,943	$60,572
Fixed charges	12,974	13,763	7,565	-	-
Adjusted earnings	$118,841	$106,425	$73,461	$68,943	$60,572

Fixed charges:
Interest expense (including amortization of debt premiums and deferred financing fees)	$12,974	$13,763	$7,565	$-	$-

Ratio of Earnings to Fixed Charges (1)	9.2x	7.7x	9.7x	-	-

(1)	There is no ratio for the years ended December 31, 2011 and 2010 because there were no fixed charges attributable to us during these years.